SILVERMAN SHIN & BYRNE PLLC	New Jersey
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February 6, 2019

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Registration Statement on Form S-1 (SEC File No. 333-229051)
Filed with the Commission on December 27, 2018

Dear Sir or Madam:

On behalf of Hemispherx Biopharma, Inc. (the “Company”), we file herewith Amendment No. 1 to the above referenced registration statement. It contains all of the material terms of the rights offering.

As the Company’s financial statements go stale end of day on February 14, 2019, we anticipate requesting acceleration to that date.

If you have any questions, please contact me as soon as possible.

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc: Hemispherx Biopharma, Inc.